SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 01, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 31, 2007

Date, time and place: October 31, 2007, at 1:00 pm, at the Company’s headquarters, at Av. Jurandir, 856, 1º andar, City of São Paulo, State of São Paulo; Quorum: Attendance of all members of the Board of Directors, except for the member of the board Mr. Pedro Pullen Parente. Presiding Board: Maria Cláudia Oliveira Amaro Demenato - Chairwoman and Flávia Turci - Secretary; Agenda: After calling the meeting to order, the Chairwoman informed the attending members that by their complete agreement the purpose of the meeting was:

(I) to approve the company’s granting of collateral, in the form of guarantee, pursuant to the Deed of Guarantee, as well as all the other documents related to the referred guarantee linked to the following agreements: (a) Aircraft Lease Agreement, referring to the A321-231 aircraft, prefix PT-MXC, serial number 3294, executed between TMF INTERLEASE AVIATION III B.V., in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, the Company’s wholly-owned subsidiary, in the capacity of lessee; (b) Aircraft Operating Lease Agreement, referring to the A320-200 aircraft, serial number 3391, executed between TMF INTERLEASE AVIATION B.V., in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, the Company’s wholly-owned subsidiary, in the capacity of lessee; (c) Aircraft Operating Lease Agreement, referring to the A330-223 aircraft, serial number 869, prefix PT-MVM, executed between TMF INTERLEASE AVIATION III B.V., in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, the Company’s wholly-owned subsidiary, in the capacity of lessee; (d) Aircraft Operating Lease Agreement, referring to the A330-223 aircraft, serial number 876, prefix PT-MVN, executed between TMF INTERLEASE AVIATION III B.V., in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, the Company’s wholly-owned subsidiary, in the capacity of lessee, and (e) Aircraft Operating Lease Agreement, referring to the A320-214 aircraft, serial number 3313, prefix PR-MHR, executed between TMF INTERLEASE AVIATION III B.V., in the capacity of lessor, and TAM – LINHAS AÉREAS S/A, the Company’s wholly-owned subsidiary, in the capacity of lessee.

(II) to approve the content of the vote to be given by the company in the capacity of shareholder, at the Extraordinary General Meeting TAM Linhas Aéreas S/A, to be held on November 01, 2007, at 10:00 am at the company’s headquarters, as follows: (a) to authorize TAM Linhas Aéreas S/A (“TAM”) to take part, in the capacity of shareholder, in the offshore company to be incorporated on the Cayman Islands, called TAM Financial Services 2 Limited, and (b) to approve the company’s execution of the guarantee to be provided by TAM Linhas Aéreas S/A in relation to the obligations assumed by TAM Financial, pursuant to the Facility Agreement, as well as of all the related documents, celebrated between TAM Financial, BNP Paribas S.A. and the financial institutions mentioned therein as Original Mortgagers.

(III) approve the company’s execution of the guarantee to be provided by the Company in relation to the obligations assumed by TAM Financial Services 2 Limited, pursuant to the Facility Agreement, as well as of all the related documents, celebrated between TAM Financial, BNP Paribas S.A. and the financial institutions mentioned therein as Original Mortgagers; the Board of Executive Officers shall be responsible to adopt all the necessary measures in order to make the resolution herein effective.

Resolutions: After discussing the matter and voting on it, the attending members resolved, by unanimous vote, to authorize the company to provide the referred guarantees, as per the aforementioned provisions; the Board of Executive Officers shall be responsible to adopt the necessary measures for granting the said guarantee, confirming all the acts practiced previously. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, October 31, 2007. (Signatures) Maria Cláudia Oliveira Amaro Demenato – Chairwoman and Flávia Turci - Secretary. Board members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Júnior and Roger Ian Wright. This is a free English translation of the original instrument drawn up in the Company’s records.

___________________
Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.